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17005186

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ANNUAL AUDITED REPORT
FORM X-17A-5 ✱
PART III

SEC FILE NUMBER
8-21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINICK + DICKERMAN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 42nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT (646)-780-8457
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARB

OATH OR AFFIRMATION

I, Robert Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominick & Dickerman LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

LYNN SPERANDEO
Notary Public, State of New York
No. 01SP4666723
Qualified in Westchester County
Commission Expires Nov. 30, 20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Dominick & Dickerman, LLC

We have audited the accompanying statement of financial condition of Dominick & Dickerman, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Dominick & Dickerman, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominick & Dickerman, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CITRINCOOPERMAN®
Accountants and Advisors

The accompanying financial statements have been prepared assuming that Dominick & Dickerman, LLC will continue as a going concern. As discussed in Note 9 to the financial statements, Dominick & Dickerman, LLC's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

The supplemental information contained in the schedules on pages 11 - 12 has been subjected to audit procedures performed in conjunction with the audit of Dominick & Dickerman, LLC's financial statements. The supplemental information is the responsibility of Dominick & Dickerman, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 13, 2017

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	209,953
Due from broker		100,264
Property and equipment, net		11,496
Other assets		28,442
TOTAL ASSETS	$	350,155

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Compensation payable	$	18,113
Accounts payable and accrued expenses		160,120
Total liabilities		178,233
Commitments and contingencies (Note 6)		
Members' equity		171,922
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	350,155

See accompanying notes to financial statements.

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Fee income	$ 1,718,819
Principal transactions	(9,051)
Total revenues	1,709,768
Expenses:	
Employee compensation and related expenses	1,999,433
Office and equipment rental	305,589
Professional fees	357,544
Insurance	104,118
Regulatory and registration fees	13,961
Other expenses	330,878
Total expenses	3,111,523
NET LOSS	$ (1,401,755)

See accompanying notes to financial statements.

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Units	Preferred Units	Net
Members' equity – January 1, 2016	$ 110,800	$ 344,264	$ 455,064
Net loss	-	(1,401,755)	(1,401,755)
Contributions	-	1,148,500	1,148,500
Distribution	-	(29,887)	(29,887)
MEMBERS' EQUITY - DECEMBER 31, 2016	$ 110,800	$ 61,122	$ 171,922

See accompanying notes to financial statements.

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net loss	$ (1,401,755)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	10,610
Changes in assets and liabilities:	
Due from broker	332,142
Securities owned	9,229
Other assets	35,376
Compensation payable	(8,762)
Accounts payable and accrued expenses	(35,149)
Liabilities of discontinued operations	(42,122)
Total adjustments	301,324
Net cash used in operating activities	(1,100,431)
Cash provided by financing activities:	
Contributions by member	1,148,500
Net increase in cash and cash equivalents	48,069
Cash - beginning	161,884
CASH - ENDING	$ 209,953
Supplemental disclosure of non-cash financing activity:	
Distribution of securities to member	$ 29,887

See accompanying notes to financial statements

NOTE 1. ORGANIZATION

Dominick & Dickerman, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides corporate finance and investment advisory services.

As a limited liability company, the members are not responsible for the debts of the Company unless they are specifically guaranteed.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue as earned when the following criteria are met: Persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions (continued)

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The update applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the future adoption of ASU 2014-09 on the Company's financial statements and on net capital.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is still evaluating the effect of ASU 2016-02 on its financial statements and on net capital.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which amends FASB ASC 205, *Presentation of Financial Statements*. This update requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. The update is effective for annual periods beginning after December 15, 2016. The Company's implementation of this standard did not have a material impact on the Company's financial statements or on net capital.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains cash in a bank account that, at times, may exceed federally-insured limits.

The Company's amounts due from broker is held at its broker and is subject to the credit risk of the broker.

NOTE 4. PROPERTY AND EQUIPMENT

At December 31, 2016, property and equipment in the accompanying statement of financial condition, consisted of the following:

Computer equipment and programs	$	31,833
Less: accumulated depreciation and amortization		(20,337)
Property and equipment, net	$	11,496

Depreciation and amortization expense for the year ended December 31, 2016, amounted to $10,610.

NOTE 5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of approximately $32,000 which was in excess of the Company's required net capital of approximately $12,000. The Company's percentage of aggregate indebtedness to net capital was 561.89% as of December 31, 2016.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including complaints, arbitrations and other litigation. Such actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the outcome or potential loss or range of loss related to such matters.

NOTE 6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Commitments

The Company leases office space for its headquarter offices in New York City under a month-to-month lease arrangement. During 2016, rental expense amounted to approximately $306,000 and is included in "Office and equipment rental" in the accompanying statement of operations.

NOTE 7. SIGNIFICANT CUSTOMERS

Fee income from two customers accounted for approximately 51% and 29%, respectively, of revenues earned in 2016.

NOTE 8. MEMBERS' EQUITY

At December 31, 2016, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A preferred units	1,000,000	600,000
Series B preferred units	2,086,450	2,086,450

The common units are voting units with no stated value.

Profits, losses and distributions are allocated among the members as provided for in the Company's operating agreement.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to June 30, 2017. Redemption of preferred units can only be made at the direction of the Board of Managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A preferred units and Series B preferred units, respectively.

The Company received an aggregate of $1,148,500 during 2016 for the issuance of an additional 114,850 Series B preferred units.

NOTE 9. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a significant operating loss in 2016 as well as in previous years, and continued losses without further capital infusion could place the Company at risk of not being able to meet the SEC Rule 15c3-1 in the future. These factors raise substantial doubt about the Company's ability to continue as a going concern.

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL

Equity and subordinated borrowing:	
Members' equity	$ 171,922
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net	11,496
Other assets	128,706
Net non-allowable assets	140,202
Net capital	31,720
Minimum net capital	11,881
Excess net capital	$ 19,839
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital requirement	$ 17,792

MINIMUM NET CAPITAL REQUIREMENT

Aggregate indebtedness:	
Liabilities disclosed on the statement of financial condition	$ 178,233
One-fifteenth of aggregate indebtedness	$ 11,881
Statutory minimum net capital required	$ 5,000
Minimum net capital, the greater of one-fifteenth aggregate indebtedness or the statutory minimum	$ 11,881
Percentage of aggregate indebtedness to net capital	561.89%

RECONCILIATION

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 54,720
Adjustment to accounts payable made by management	(23,000)
Net capital, as adjusted	$ 31,720

See report of independent registered public accounting firm.

OTHER INFORMATION
DECEMBER 31, 2016

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

At December 31, 2016, the Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

At December 31, 2016, the Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Dominick & Dickerman, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dominick & Dickerman, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominick & Dickerman, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Dominick & Dickerman, LLC stated that Dominick & Dickerman, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dominick & Dickerman, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominick & Dickerman, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 13, 2017

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a5(d)(4)
DECEMBER 31, 2016

Dominick & Dickerman, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Robert Hladek, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert M. Hladek

Title: President and CEO

February 13, 2017

SUPPLEMENTARY INFORMATION